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                                                                    EXHIBIT 99.2



January 23, 2001

Mr. Harold Duncan, Chairman
First Bancorp of Indiana, Inc.
2200 West Franklin Street
P.O. Box 6015
Evansville, IN 47712

Dear Harold:

I want to thank you again for the time you spent with me in your office last month and in our recent phone conversation. As the CEO of a company that converted within the past three years, I fully appreciate the challenges of trying to earn a fair return on shareholders' equity amidst a very competitive market, while simultaneously suffering from an extremely oversized equity position. Having said that, I want to assure you that our experience of the past two years confirms that it is indeed possible to simultaneously mobilize a franchise, grow a balance sheet, improve return on equity and get the market to value your stock at book value or higher.

In fact, it was the confidence born from our own experience, and the fact that your stock was valued at such a discount to book value, that caused your situation to come to our attention. Within two years of our IPO date, we nearly doubled our return on equity to more than 8% (for the fourth quarter of 2000) and received sufficient market confidence to have our stock valued at book value--up 42% during what was a difficult time for bank stocks. Believing you had similar opportunities; we acquired shares in First Bancorp and then met with you to volunteer some of the keys to our success.

Having given great consideration to our conversation with you last month, we must admit that we have substantial concerns as stockholders. I came away fearing you were not sufficiently appreciative of the opportunities to create value for your shareholders via greater share repurchase activity. This risk-free deployment of your excess capital can improve your return on equity and share value better than any alternative action--all without jeopardizing any of your growth plans. As indicated in the analysis we shared with you during our meeting, you could add close to 20% to your book value per share almost immediately--while still allowing you to double the size of your company and remain very well capitalized.

Your comments at our meeting also led me to believe that your market is very competitive and that profitable/quality loan growth in your area is difficult to achieve internally. Accordingly, you are choosing to go out-of-market in a relatively higher-risk strategy to purchase wholesale dealer paper. As a shareholder, I believe greater long-term value can be achieved by building a more-difficult-to-duplicate retail franchise--combined with more aggressive share repurchase activity.

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Fortunately, our situation in St. Louis is quite different. We have built a retail lending operation that can produce quality/profitable loans at a greater level than we can fund with our existing deposit base. Accordingly, our growth is currently deposit-constrained and we are exploring better ways to exploit our unique lending capabilities. Because retail franchises are ultimately more stable and more valuable in the long run than are wholesale franchises, we are very confident regarding our ultimate success.

Combining the issues of our concern as your shareholder with Pulaski's strategic needs, I propose that we immediately begin consideration of a merger between our two companies. Your unleveraged deposits could fund our wasting loan production capacity. In this manner you could lessen your dependence on the higher-risk out-of-market wholesale strategy and I am convinced that we could be more successful working together than either of us could be by working independently.

We have given great consideration to this opportunity and our Board of Directors has authorized me to offer a price of $16.125 per share, with consideration to a mutually agreeable blend of stock and cash, subject to due diligence and a mutually agreeable definitive agreement. The lack of overlap in our branch systems, our complimentary strengths and the fact that we are using the same data processing system leads us to believe that integration would be relatively simple. Synergies from DP, audit, legal, regulatory, administrative and public reporting functions would be substantial and the net impact upon your employees would be very positive. Our plan would be to operate First Federal Savings and Loan as a subsidiary of Pulaski Bank.

We fully understand that the OTS has not been encouraging of mergers between companies that have been public for less than three years. However, based upon the time it takes to consummate a merger, we are arguably within six months of being able to announce a merger without special regulatory consideration. Accordingly, our regulatory application would merely entail either a six-month dispensation from the OTS or a charter flip. In any event, we believe that our opportunities from working together are so compelling for our respective shareholders that requesting this modest amount of regulatory dispensation is prudent--given our mutual fiduciary responsibilities.

Accordingly, Harold, I hope you will embrace this offer in the respectful spirit with which it is extended and join me in structuring a merger that will undoubtedly prove rewarding for all of our shareholders. I look forward to your favorable reply.

Very sincerely,


/s/ William A. Donius
William A. Donius
Chairman and CEO